Exhibit 99.1

DaVita Inc. Announces Preliminary Second Quarter 2019 Results and Updated Guidance for Fiscal Year 2019

DENVER, CO (July 22, 2019) – DaVita Inc. (NYSE: DVA) (“DaVita” or “Company”), today announced preliminary second quarter 2019 financial and operating results and updated guidance for fiscal year 2019.

The Company is releasing this information to provide investors with updated financial information in conjunction with its anticipated modified “Dutch auction” tender offer for up to $1.2 billion of its common stock at a price per share not less than $53.50 nor greater than $61.50. The tender offer will commence today and will expire at 12:00 midnight, New York City time, at the end of the day on August 16, 2019, unless extended by the Company or otherwise terminated, and will be conditioned upon successful completion of a bank financing on terms reasonably satisfactory to the Company as well as certain other conditions detailed in the tender offer documents to be filed with the Securities and Exchange Commission (“SEC”) today.

The aforementioned bank financing is expected to consist of the following:

•	$1.0 billion secured revolving loan facility;

•	$1.75 billion secured term loan A facility with a delayed draw feature; and

•	$2.5 billion secured term loan B facility.

The Company expects to use proceeds from the bank financing to repay amounts outstanding under the Company’s current credit facility, call the Company’s outstanding 5.75% Senior Notes due 2022 (the “Senior Notes”), fund the tender offer, and add cash to the balance sheet for potential future share repurchases, acquisitions, and other general corporate purposes. This press release does not constitute a call notice for the Senior Notes. The Company expects the call notice for the Senior Notes to be issued following completion of the bank financing.

Preliminary Second Quarter Financial and Operating Results

DaVita expects operating income for the second quarter of 2019 to be between $460 million and $465 million. Included in this operating income is the Company’s expectation of approximately $40 million in operating income attributable to calcimimetics.

In the Company’s U.S. dialysis and related lab services segment, the Company expects to report:

•	Second quarter non-acquired treatment growth of 2.1%, with 7,520,587 treatments during the quarter.

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Revenue per treatment of approximately $350, an increase of approximately $1.60 from the first quarter of 2019 driven by fluctuations in quarterly revenue, partially offset by a decline in revenue from calcimimetics.

•	Cost per treatment decrease of approximately $9 from the first quarter of 2019, driven primarily by reduced calcimimetics expense and reduced labor and benefit expense due to strong productivity.

From the date of the Company’s last earnings call on May 7, 2019, through July 17, 2019, the Company repurchased a total of 6,274,181 shares of its common stock for approximately $350 million at an average cost of $55.78 per share. Effective as of July 17, 2019, the Company’s Board of Directors terminated the remaining share repurchase authorization and approved a new share repurchase authorization of $2.0 billion. This new share repurchase authorization has no expiration date.

Updated 2019 Outlook

The Company is updating its adjusted operating income (a non-GAAP financial measure) guidance for fiscal year 2019 to a range of $1.64 billion to $1.70 billion. The Company’s prior guidance for adjusted operating income for fiscal year 2019 was $1.54 billion to $1.64 billion.

The substantial majority of the increase in the adjusted operating income guidance is a result of the Company’s improved expectation of profit from calcimimetics, which is not expected to recur in 2020, and the remainder is from the ongoing operating performance.

We do not provide guidance for consolidated operating income on a GAAP basis nor a reconciliation of this forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure on a forward-looking basis because we are unable to predict certain items contained in the GAAP measure without unreasonable efforts. This non-GAAP financial measure does not include certain items, including goodwill impairment charges and foreign currency fluctuations, any of which may be significant.

Forward-Looking Statements; Preliminary Nature of Second Quarter Results

The preceding guidance, estimated second quarter financial and operating results and other forward-looking information (collectively, “forward-looking statements”) and the underlying assumptions involve significant risks and uncertainties, including those described below, and actual results may vary significantly from these forward-looking statements. Among other things, we cannot assure you that our actual second-quarter financial and operating results or our full-year 2019 financial results will not differ, perhaps substantially, from the preliminary financial and operating results and guidance set forth above. Likewise, we cannot assure you that the proposed tender offer, bank financing, redemption of our Senior Notes and other transactions discussed above will occur on the terms currently contemplated, or at all.

In addition, we have not completed our second quarter 2019 closing and review process and, as noted above, the final results for the second quarter 2019 may differ, perhaps substantially, from the statements made in this press release. During the course of preparing our financial statements and during our review process, we may identify items that would require us to make adjustments which may be material to the amounts described above. Detailed commentary on our final second quarter financial results will be provided as part of our second quarter earnings release and conference call scheduled on August 1, 2019, at 5:00 p.m. Eastern Time. To join the conference call, please dial (877) 918-6630 from the U.S. or (517) 308-9042 from outside the U.S., and provide the operator the password ‘Earnings’. A replay of the conference call will be available on our website at investors.davita.com for the following 30 days.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The tender offer for the outstanding shares of our common stock described in this news release has not commenced. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to our shareholders at no expense to them upon written or oral request directed to Georgeson, LLC, our information agent at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or (888) 206-5896. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

About DaVita Inc.

DaVita (DVA) is a Fortune 500® health care provider focused on transforming care delivery to improve quality of life for patients around the globe. The company is the largest provider of kidney care services in the U.S. and has been a leader in clinical quality and innovation for 20 years. Through DaVita Kidney Care, the company treats patients with chronic kidney failure and end stage renal disease. DaVita is committed to bold, patient-centric care models, implementing the latest technologies and moving toward integrated care offerings for all. As of March 31, 2019, DaVita served approximately 203,000 patients at 2,689 outpatient dialysis centers in the United States. The company also operated 243 outpatient dialysis centers in nine countries across the world. DaVita has reduced hospitalizations, improved mortality, and worked collaboratively to propel the kidney care industry to adopt an equitable and high-quality standard of care for all patients, everywhere. To learn more about how DaVita is leading the health care evolution, please, visit DaVita.com/About.

Contact Information

Investors:

Jim Gustafson

Jim.Gustafson@davita.com

(310) 536-2585

DaVita Inc. and its representatives may from time to time make written and oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), including statements in this release, filings with the SEC, reports to stockholders and in meetings with investors and analysts. All such statements in this release, other than statements of historical fact, are forward-looking statements and as such are intended to be covered by the safe harbor for “forward-looking statements” provided by the PSLRA. Without limiting the foregoing, statements including the words “expect,” “intend,” “will,” “plan,” “anticipate,” “believe,” “forecast,” “guidance,” “outlook,” “goals,” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements include but are not limited to statements related to our estimated second quarter 2019 financial and operating results, our fiscal year 2019 guidance, our expectations regarding the tender offer, the proposed bank financing and the use of proceeds therefrom, and the proposed redemption of our Senior Notes.

Our actual results and other events could differ materially from any forward-looking statements due to numerous factors that involve substantial known and unknown risks and uncertainties. These risks and uncertainties include, among other things:

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the concentration of profits generated by higher-paying commercial payor plans for which there is continued downward pressure on average realized payment rates, and a reduction in the number of patients under such plans, including as a result of restrictions or prohibitions on the use and/or availability of charitable premium assistance, which may result in the loss of revenues or patients, or our making incorrect assumptions about how our patients will respond to any change in financial assistance from charitable organizations;

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the extent to which the ongoing implementation of healthcare reform, or changes in or new legislation, regulations or guidance, enforcement thereof or related litigation, and the extent to which such developments result in a reduction in coverage or reimbursement rates for our services, a reduction in the number of patients enrolled in higher-paying commercial plans, or other material impacts to our business;

•	a reduction in government payment rates under the Medicare End Stage Renal Disease program or other government-based programs and the impact of the Medicare Advantage benchmark structure;

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risks arising from potential and proposed federal and/or state legislation, regulation, ballot, executive action or other initiatives, including such initiatives related to healthcare and/or labor matters;

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the impact of the changing political environment and related developments on the current healthcare marketplace and on our business, including with respect to the future of the Affordable Care Act, the exchanges and many other core aspects of the current health care marketplace;

•	changes in pharmaceutical practice patterns, reimbursement and payment policies and processes, or pharmaceutical pricing, including with respect to calcimimetics;

•	legal and compliance risks, such as our continued compliance with complex government regulations and the provisions of our current corporate integrity agreement;

•	continued increased competition from dialysis providers and others, and other potential marketplace changes;

•	our ability to reduce administrative expenses while maintaining targeted levels of service and operating performance;

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our ability to maintain contracts with physician medical directors, changing affiliation models for physicians, and the emergence of new models of care introduced by the government or private sector that may erode our patient base and reimbursement rates, such as accountable care organizations, independent practice associations and integrated delivery systems;

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our ability to complete acquisitions, mergers or dispositions that we might announce or be considering, on terms favorable to us or at all, or to integrate and successfully operate any business we may acquire or have acquired, or to successfully expand our operations and services in markets outside the United States, or to businesses outside of dialysis; and our ability to complete the tender offer, new bank financing and redemption of our Senior Notes as described above on the terms currently contemplated or at all;

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noncompliance by us or our business associates with any privacy or security laws or any security breach by us or a third party involving the misappropriation, loss or other unauthorized use or disclosure of confidential information;

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the variability of our cash flows; the risk that we may not be able to generate sufficient cash in the future to service our indebtedness or to fund our other liquidity needs; and the risk that we may not be able to refinance our indebtedness as it becomes due, on terms favorable to us or at all;

•	factors that may impact our ability to repurchase stock under our stock repurchase program (including the tender offer described above) and the timing of any such stock repurchases;

•	risks arising from the use of accounting estimates, judgments and interpretations in our financial statements;

•	impairment of our goodwill, investments or other assets;

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uncertainties related to our use of the proceeds from the DMG sale transaction and other available funds, including external financing and cash flow from operations, which may be or have been used in ways that we cannot assure will improve our results of operations or enhance the value of our common stock; and

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uncertainties associated with the other risk factors set forth in our most recent quarterly report on Form 10-Q, and the other risks and uncertainties discussed in any subsequent reports that we file or furnish to the SEC from time to time.

The forward-looking statements should be considered in light of these risks and uncertainties. All forward-looking statements in this release are based solely on information available to us on the date of this release. We undertake no obligation to publicly update or revise any of our estimated second quarter 2019 operating or financial results, our guidance, the assessment of the underlying assumptions or other forward-looking statements, whether as a result of changed circumstances, new information, future events or otherwise.